Exhibit 99.(f)(1)
Paragraph 6 of Schedule 2
to the
Takeovers Directive (Interim Implementation) Regulations 2006
Once the offeror has acquired or unconditionally contracted to acquire not less than nine-tenths in value of the shares to which the offer relates and of the voting rights carried by those shares, he may give notice to the holders of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he desires to acquire those shares. Within six weeks of the date of the notice, the holders of such shares may apply to the court for an order that the offeror shall not be entitled and bound to acquire the shares, or an order specifying terms of acquisition different from those of the offer. If an application to the court by a holder of such shares is outstanding at the end of six weeks from the date of the notice, the offeror must wait until the application has been disposed of before he may acquire the remaining shares.
Once the offeror has acquired or unconditionally contracted to acquire not less than nine-tenths in value and of the voting rights carried by the shares in the offeree company, the holders of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire may require the offeror to acquire those shares. The offeror or any shareholder may apply to the court for an order as to the terms on which the shares will be acquired. These terms will be as the court thinks fit.
If the court specifies the terms of the acquisition, the court will not require consideration of a lower value than that under the offer (the “offer value”) to be paid. Consideration of a higher value will only be ordered if the shareholder can show that the offer value would be unfair. Orders for costs or expenses will not be made against any shareholder unless the court thinks that an application was unnecessary, improper or vexatious or that there has been unreasonable delay in making the application or unreasonable conduct by the shareholder in conducting the proceedings.